FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2004

CUSAC GOLD MINES LTD. (File #0-000000)

(Translation of registrant's name into English)

Suite 911, 470 GRANVILLE ST., VANCOUVER, B.C. Canada, V6C 1V5

(Address of principal executive offices)

Attachments:

1.

News Release

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.

(Registrant)

Date: February 10, 2004

By:

“Guilford H. Brett”

 Guilford H. Brett

Its:

President & CEO

(Title)

911 – 470 Granville Street

Vancouver, B.C. V6C 1V5

E-mail: info@cusac.com

For Immediate Release

$1.2 MILLION PRIVATE PLACEMENT CLOSED

January 12, 2004. Guilford H. Brett, President, Cusac Gold Mines Ltd. (TSX:  CQC, OTCBB:  CUSIF, the “Company”), reports that the Company has closed the previously announced private placements brokered by Canaccord Capital for total proceeds of $1.2 million consisting of 430,000 ($150,000) non-flow-through units and 3,000,000 ($1,050,000) flow-through units.

The flow-through funds will be used to continue exploration of the Company’s 100% owned and operated Table Mountain Gold Mine in northern British Columbia.  The goal of the exploration program will be to add to the Company’s current inventory of high-grade gold reserves in an area of historically productive gold zones.

The Table Mountain Property hosts a 15km long hydrothermal system centered along the Erickson Creek Fault Zone.  This fault zone is known to host several high grade gold bearing vein systems that are spaced 400 –600m apart.  Well over one quarter million ounces of gold has been produced from this Fault Zone with only 30% of its 15km strike length having been explored to date.

A drill hole late in the drilling season in 2002 intersected a mineralized quartz vein that company geologists believe to be the eastern continuation of the historically productive Bain Vein.  The intersection, referred to as the Far East Bain Vein is 400m east along strike from the known East Bain Vein, where, as previously announced, economic reserves have been outlined.  Diamond drilling, expected to commence in May 2004 will follow up on the Far East Bain Vein intersection with the anticipation of delineating a new ore panel in the Bain Vein System.

Company geologists were able to target this vein extension using information gained through an on-going detailed compilation of decades of exploration data on the Table Mountain Property.  As a result, a comprehensive advanced geological model is developing enabling geologists to pin point higher potential zones of mineralization for future exploration.  The Company looks forward to leveraging its enhanced knowledge and expertise of gold deposits at Table Mountain to build its gold inventory in a highly efficient manner.

CUSAC GOLD MINES LTD.

PER:

“Guilford Brett”

For More info call:

Guilford H. Brett

           USA: 800-665-5101

President & Director

                Canada: 800-670-6570

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

911 – 470 Granville Street

Vancouver, B.C. V6C 1V5

E-mail: info@cusac.com

CUSAC ARRANGES $3 MILLION FINANCING

SET TO RECOMMENCE GOLD PRODUCTION IN 2004

For Immediate Release. Vancouver, BC.  January 29, 2004. Guilford H. Brett, President, Cusac Gold Mines Ltd. (TSX:  CQC, OTCBB:  CUSIF, the “Company”), reports that the Company has arranged with Canaccord Capital Corporation (“Canaccord”) to raise $3,000,000 through a brokered private placement of convertible debentures for the purpose of recommencing gold production at the Company’s 100% owned and operated Table Mountain Gold Mine near Cassiar in North Central British Columbia.     The debentures, priced at $1,000 each, will bear interest of 8% per annum, mature in 18 months, and be convertible (for the face amount of $1,000 plus accrued interest) into common shares at a strike price of $0.50 per share for a period of 18 months from the date of the closing of the financing.  Additionally, each $1,000 debenture will include 1,000 warrants entitling the holder of the debenture to purchase one common share per warrant at a price of $0.60 for a period of two years.    Under the financing arrangement, Canaccord may sell an over-allotment of up to 450 additional debentures, which, if sold, would result in additional proceeds to the Company of $450,000.    Consideration payable to Canaccord is 8% of the gross proceeds in cash and Agent’s Warrants in number equaling 12% of the dollar amount of the total offering divided by $0.50 (for example, if $3,000,000 were raised, 720,000 agents warrants would be issuable to Canaccord).  Each Agent’s Warrant will entitle the holder to purchase one Agent’s Unit at a price of $0.50 per unit.  Each Agent’s Unit will consist of one common share and one half of one warrant to purchase an additional common share.  Each whole warrant will provide the agent with the right to purchase one common share at a price of $0.60 per share for a period of 18 months from the date of the closing of the financing.  In addition, on closing, or in the event that Cusac elects not to complete a successful offering, Canaccord is to receive a Corporate Finance Fee payment of 250,000 units.  Each Corporate Finance Unit shall consist of one common share of the Company and one share purchase warrant.  Each share purchase warrant will entitle the Agent to purchase one additional common share at a price of $0.50 for a period of 18 months from closing.  The above described financing is subject to shareholder and regulatory approval.

The Company’s Table Mountain Gold Mine includes a 300-ton per day mill and the supporting infrastructure required to recommence production with a relatively modest investment in equipment refurbishment and other capital expenditures.  Most of the above $3 million financing is required for underground development of outlined high-grade resources and working capital for the project in advance of cash flow from gold sales.

“Myself and the Cusac team are eagerly looking forward to bringing this exciting British Columbia gold producer back on stream this year,” said Cusac CEO and Founder Guilford Brett.  “Once we are up and running again, we believe we can tap the potential of the property to support a long and successful flow of gold production.”

CUSAC GOLD MINES LTD., PER:

“Guilford Brett”

For More Information Call:

Guilford H. Brett

USA: 800-665-5101

President & Director

Canada: 800-670-6570

Email:

info@cusac.com

Web:

www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.